Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 333-15265 on Form N-1A of our reports dated February 23, 2023, relating to the financial statements and financial highlights of iShares MSCI EAFE International Index Fund and iShares Russell 2000 Small-Cap Index Fund of BlackRock Index Funds, Inc. (the “Funds”) and Master Small Cap Index Series of Quantitative Master Series LLC, appearing in the Annual Report on Form N-CSR of the Funds for the year ended December 31, 2022, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 24, 2023